Exhibit 99.1

MAGAL SECURITY SYSTEMS LTD.
P.O. Box 70
Industrial Zone
Yehud 56100, Israel
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NOTICE OF 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS
__________________

Dear Shareholders:

You are cordially invited to attend the 2013 Annual General Meeting of the Shareholders of Magal Security Systems Ltd. to be held at 10:00 am. (Israel time) on Thursday, June 13, 2013 at our offices at 17 Altalef Street, Industrial Zone, Yehud 56100, Israel. At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.	To re-elect five directors for terms expiring at our 2014 Annual General Meeting of Shareholders;

2.	To re-elect two external directors each for an additional three year term;

3.	To approve our compensation policy;

4.	To approve the reimbursement of expenses for Messrs. Barry Stiefel and Mark Rosenberg;

5.	To approve the payment of a bonus to Mr. Jacob Perry, the former chairman of our board of directors;

6.	To approve an amendment to the terms of employment of Mr. Eitan Livneh, our president and chief executive officer and a member of our board of directors;

7.	To approve an amendment to our 2010 Stock Option Plan to increase the share option pool by 500,000 shares; and

8.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2013, and to authorize our audit committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2012 will be reviewed and discussed at the Meeting.

Shareholders of record at the close of business on May 7, 2013 are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By Order of the Board of Directors

Ilan Ovadia
Chief Financial Officer and Secretary

Yehud, Israel
May 9, 2013

MAGAL SECURITY SYSTEMS LTD.
P.O. Box 70
Industrial Zone
Yehud 56100, Israel
__________________

PROXY STATEMENT

2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS
__________________

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Magal Security Systems Ltd. to be voted at the 2013 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2013 Annual General Meeting of Shareholders.  The Meeting will be held at 10:00 am. (Israel time) on Thursday, June 13, 2013, at our offices at 17 Altalef Street, Industrial Zone, Yehud 56100, Israel.

This Proxy Statement, the attached Notice of 2013 Annual General Meeting and the enclosed proxy card will be mailed to shareholders on or about May 9, 2013.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters: (i) the re-election of five directors for terms expiring at our 2014 annual general meeting of shareholders; (ii) the re-election of two external directors each for an additional three-year term; (iii) the approval of our compensation policy; (iv) the approval of the reimbursement of expenses for Messrs. Barry Stiefel and Mark Rosenberg; (v) the approval of the payment of a bonus to Mr. Jacob Perry, the former chairman of our board of directors; (vi) the approval of an amendment to the terms of employment of Mr. Eitan Livneh, our president and chief executive officer and a member of our board of directors; (vii) the approval of an amendment to our 2010 Stock Option Plan to increase the share option pool by 500,000 shares; and (viii) the ratification and approval of  reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2013, and to authorize our audit committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services. In addition, our auditors’ report and consolidated financial statements for the year ended December 31, 2012 will be presented and discussed.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for director and external director listed in this Proxy Statement and FOR the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 1.00 per share, as of the close of business on May 7, 2013 are entitled to notice of, and to vote in person or by proxy at, the Meeting.  As of May 7, 2013, the record date for determination of shareholders entitled to vote at the Meeting, there were 16,147,522 outstanding ordinary shares.

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Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

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Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominees for director and external director and each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date using, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting.  The presence of two shareholders, holding at least one third (1/3) of our total voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.  An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters, such as the election of directors.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles the holder to one vote.  An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indication from our principal shareholder, Mr. Nathan Kirsh, who beneficially owns approximately 44% of our issued and outstanding ordinary shares, that he presently intends to vote for all of the nominees for director and in favor of the other items to be acted upon at the Meeting.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our stock.

Voting Results of the Annual General Meeting

We will publish the final voting results in a Form 6-K filed with the SEC promptly following the Meeting.  You may obtain a copy of the Form 6-K through any of the following means:

•	reviewing our SEC filings under the heading “SEC Filings” within the Investors’ Relations section of our website at www.magal-s3.com; or

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reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov or through the Tel-Aviv Stock Exchange filings at www.tase.co.il or through the Tel-Aviv Stock Exchange filings at http://www.magna.isa.gov.il/.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of May 7, 2013 regarding the beneficial ownership of our ordinary shares, by each person or entity known to us to own beneficially 5.0% or more of our ordinary shares. Except for Mr. Barry Stiefel, and Mr. Eitan Livneh, each of whom beneficially owns less than 5% of our ordinary shares, none of our directors beneficially own our ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Nathan Kirsh (3)	7,107,290	44.01%
BMI Capital Corporation (4)	1,621,582	10.04%
Grace & White, Inc. (5).	1,038,281	6.43%
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(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options or convertible notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 16,147,522 ordinary shares issued and outstanding as of May 7, 2013.

(3)
Based upon a Schedule 13D/A filed with the SEC on February 11, 2013 and other information available to the company.  All of the ordinary shares are held of record by Ki Corporation, a Jersey, Channel Islands corporation.  The Eurona Foundation, a Liechtenstein trust controlled by Mr. Kirsh, who also serves as its trustee, holds 100% of Ki Corporation.  Mr. Kirsh may be deemed to have beneficial ownership of the ordinary shares held of record by Ki Corporation.

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on February 15, 2013.  The Schedule 13G indicates that BMI Capital Corporation is a registered investment adviser.

(5)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on January 30, 2013.  The Schedule 13G/A indicates that Grace & White, Inc. is a registered investment adviser.

I.  RE-ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Our Articles of Association provide for a board of directors consisting of no less than three and no more than 11 members, as may be determined from time to time at our annual general meeting of shareholders.  Our Board of Directors currently consists of seven directors, including two external directors appointed in accordance with the Israeli Companies Law.  Our directors, other than our external directors, are elected at each annual general meeting of shareholders.  Our Board of Directors may, at any time from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number.  All the members of our Board of Directors (except the external directors) may be reelected upon completion of their term of office.

At the Meeting, shareholders are being asked to re-elect Messrs. Barry Stiefel, Eitan Livneh, Mark Rosenberg, Doron Steiger and Yitzhak Zoran, our current directors who are not external directors, to hold office until our 2014 annual general meeting of shareholders and until their successors are elected and qualified.  All of these nominees, except for Mr. Livneh, were elected to serve as directors by our shareholders at our 2012 annual general meeting of shareholders.  Mr. Livneh was appointed as a director by our board of directors on November 27, 2012.

As required by Israeli law, each of the director nominees named below has declared in writing that: (i) he or she possess the requisite skills and expertise, as well as sufficient time, to perform his/her duties as a director of our company; (ii) he or she was not convicted by a conclusive judgment for one of the following offenses less than five years prior to the date of the declaration: (a) an offense under Sections 290 to 297, 392, 415, 418 to 420 and 422 -428 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by a manager of a corporate body or an offense involving misuse of inside information; and (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iii) he or she is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law that prohibits him or her from serving as a director; and (iv) he or she has not been declared bankrupt or incompetent.  Such declarations are available for review at our registered office.

We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors; instead we follow Israeli law and practice, according to which our directors are recommended by our board of directors for election by our shareholders.  In the event any of the nominees are unable to serve, the proxies will be voted for the election of such other person or persons as will be determined by the persons named in the proxy.  We are not aware of any reason why any one of the nominees, if elected, would be unable to serve as a director.

Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held:

Barry Stiefel (63) has served as the chairman of our board of directors since February 2013 and as a director since November 2008.  Mr. Stiefel has served as the Manager of the Kirsh Family Office in London, England since 2006. The Kirsh Family Office administers and monitors the investments made by the Kirsh Group worldwide. Ki Corporation, which is owned by the Kirsh Group, is the largest shareholder of our company. Since 2001, Mr. Stiefel has served as a consultant for a number of companies, including Premedia Limited and its subsidiaries.  Previously, Mr. Stiefel was the chief executive officer of Meridian VAT Reclaim Group, which he founded, as a consultant in the field of trade finance and as finance director of Fisher Brothers Lumber Company Limited, a South African company.  Mr. Stiefel holds a B.Sc. degree in Mathematics and Chemistry and a B.A. degree in Accounting, both from the University of the Witwatersrand.  Mr. Stiefel is a chartered accountant in South Africa and is registered as an auditor (not in public practice) in the United Kingdom.

Eitan Livneh (59) has served as our president and chief executive officer since August 2009 and was appointed a director by our board of directors on November 27, 2012.  Prior to joining our company and from February 2007, Mr. Livneh served as president and chief executive officer of Tadiran Telecom Ltd., a leading Israel-based telecommunications company.  Between January 2000 and February 2007, Mr. Livneh was the chief executive officer of Elgo Irrigation Ltd., and prior to that, a general manager at Packer Plada Group Ltd and vice president, marketing and assistant to the president of Elisra Electronic Systems Ltd.  Mr. Livneh holds a B.A. degree in Economics and Business Administration from Bar-Ilan University, Tel Aviv, Israel.

Mark Rosenberg (49) has served as a director since August 2011 and as an alternate director on behalf of Mr. Kirsh on the Board of Directors since 2008.  Since May 2007, Mr. Rosenberg has served in various senior positions with the Kirsh Family Office. From 2001 until 2007, Mr. Rosenberg served as the managing director of JDR Reactive Limited, a property maintenance company that he founded and subsequently sold.  Previously, Mr. Rosenberg served as Director of New Business Development and legal officer of Leaf (Pty) Ltd., a South African mobile telecommunications company, Director of the Private Equity, M&A and Black Empowerment Investment Division of Fusion Capital Limited, a South African listed financial services group and as a Senior Manager, Investment Banking Division of Standard Bank of SA Limited.  Mr. Rosenberg also served as an Articled Clerk and then as a senior professional with Edward Nathan & Friedland, Attorneys in South Africa and was a University Law Lecturer. Mr. Rosenberg holds a Bachelor of Commerce degree, a Bachelor of Law degree and a Higher Diploma in Company Law, all of which were granted by the University of  the Witwatersrand in South Africa.

Doron Steiger (55) has served as an independent director since August 2012. Mr. Steiger works as a self-employed business consultant.  Since 2007, Mr. Steiger has also served as the Chairman of the Board of Directors of Kerur Holdings Ltd., an Israeli public company traded on the Tel Aviv Stock Exchange, or TASE. Since April 2012, Mr. Steiger has also served as the Executive Chairman and business adviser of Kibutz Revivim.  From 2006 through 2009, Mr. Steiger was a co-partner of Art PE, a private equity fund. From 1998 through 2012, Mr. Steiger was a co-founder and managing partner of Dirad Investments Ltd., a private equity investment firm and served as a board member in various companies. Mr. Steiger acted as the CEO of the Israel Corporation Limited from 1996 to 1997.  Between the years 1993 and 1996, Mr. Steiger was the Deputy CEO of Clal Industries Ltd. Mr. Steiger holds a B.A. in Economics and an M.B.A. in finance, both from Tel Aviv University.

Yitzhak Zoran (69) has served as an independent director since August 2012.  Since 2003, Mr. Zoran has served as the Chairman of the Board of A.D.T. (Advanced Dicing Technologies) Ltd.. Previously, he served as a director of Elisra Electronic Systems Ltd. (from 2006 until 2011), Sagantec Ltd. (from 2004 to 2005); R.S.L, a publicly traded company on the TASE (from 2001 to 2004) and as Chairman of the Board of MEA Testing Systems Ltd. (from 2007 to 2009). From 1999 to 2004, Mr. Zoran was the Chairman of the Board of Directors of Solid Applied Technologies Ltd. and before than he was the Managing Director of Marathon V.C., a venture capital fund publicly traded on the TASE, and acted on Marathon’s behalf as the Chairman of the Board of various companies, including, Optibase Ltd. (NASDAQ: OBAS), Pegasus Ltd., Nanomotion Ltd., Zinukim Ltd, IRLAN Ltd., Optinetix Ltd and Celltronix Ltd., as well as serving as a member of the Board of Directors of B.O.S. Better Online Solutions Ltd. (NASDAQ: BOSC) and Arel Communications & Software Ltd. (NASDAQ: ARLCF) and several privately held companies.  From 1994 until 1995, Mr. Zoran was the President and CEO of Iturit Communication Industries Ltd. Mr. Zoran served as the President and CEO of Elisra . from 1989 to 1993.  Mr. Zoran was an officer in the Israeli Navy from 1966 to 1970 and the recipient of the Israel Defense Prize from the Ministry of Defense for the development of naval electronic warfare systems for the Israeli Navy. Mr. Zoran also received the “Itur Mofet,” a prestigious military decoration.  Mr. Zoran holds a degree of B.Sc.E.E. from the Technion-the Israeli Institute of Technology.

In general, the terms of compensation of a director of a public company, including the reimbursement of expenses, must be approved by the audit committee, board of directors and shareholders, in that order.  However, directors’ compensation and employment arrangements do not require the approval of the shareholders if the audit committee and the board of directors have both confirmed that the fees paid to such directors do not exceed the maximum amount permitted under the Compensation Rules, as adjusted with respect to companies whose shares are traded outside of Israel pursuant to the provisions of the relief regulations.

If re-elected, our independent directors, Messrs. Steiger and Zoran, will be entitled to receive the same compensation as our external directors (as detailed in Item II below).  They will receive an annual fee of NIS 90,000 (approximately $25,000) and a fee of NIS 4,000 (approximately $1,100) for attending each board or committee meeting.  These amounts are subject to adjustments, including linkage to the Israeli consumers' price index, in accordance with the provisions of the Compensation Rules. Our audit committee and board of directors have confirmed that these payments do not exceed the maximum amount permitted under the Compensation Rules, as adjusted with respect to companies whose shares are traded outside of Israel pursuant to the provisions of the relief regulations, and therefore do not require shareholders’ approval.  However, the exemption from a shareholder approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the use of these exemptions provided that such objection is submitted to the company in writing not later than fourteen days from the date of this proxy statement. If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

The Board of Directors recommends a vote FOR the election of each of the nominees for director named above.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors each of the nominees named above.

BOARD OF DIRECTORS AND COMMITTEES

Board of Directors

According to the Israeli Companies Law and our Articles of Association, the management of our business is vested in our board of directors.  The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.  Our executive officers are responsible for our day-to-day management.  The executive officers have individual responsibilities established by our chief executive officer and board of directors.  Executive officers are appointed by and serve at the discretion of the board of directors, subject to any applicable agreements.

External and Independent Directors

External directors.  The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors.  For further discussion of the legal requirements, qualifications and manner of election of External Directors see ITEM II "Election of External Directors" below.

Independent Directors.  Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an external director; or (ii) a director that serves as a board member less than nine years and the audit committee has determined that he or she meets the independence requirements of an external director.

In general, NASDAQ Stock Market Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and that its audit committee have at least three members and be comprised only of independent directors, each of whom satisfies the “independence” requirements of NASDAQ and the SEC.  However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules.  On June 30, 2006, we provided NASDAQ with a notice that instead of maintaining a majority of independent directors, we follow Israeli law, under which we are required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our board of directors.  In addition, in accordance with the rules of the SEC and NASDAQ, our audit committee is composed of three independent directors, as defined in the rules of the SEC and NASDAQ.

Our board of directors has determined that our external directors, Ms. Singer and Mr. Kobrinsky, qualify as independent directors under the requirements of the SEC and NASDAQ.  Our board of directors has further determined that Messrs. Steiger and Zoran both qualify as independent directors under the requirements of the SEC, NASDAQ and the Israeli Companies Law.

Accounting and Financial Expert.  Under the Israeli Companies Law, our board of directors is required to determine the minimum number of directors who must have “accounting and financial expertise,” as such term is defined in regulations promulgated under the Israeli Companies Law.  Our board of directors has determined that at least one director must have “accounting and financial expertise.”  Our board of directors has further determined that Ms. Liza Singer has the requisite “accounting and financial expertise.”

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee.  The audit committee must consist of at least three directors and must include all of the external directors, the majority of which must be independent directors.  Such independent directors must meet all of the standards required of an external director and may not serve as a director for more than consecutive nine years (a cessation of service as a director for up to two years during any nine year period will not be deemed to interrupt the nine year period).  The audit committee may not include the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; a controlling shareholder or any of the controlling shareholder’s relatives; and any director who rendered services to the controlling shareholder or an entity controlled by the controlling shareholder.  Any person who is not permitted to be a member of the audit committee may not be present in the meetings of the audit committee unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a specific matter.  However, an employee who is not a controlling shareholder or relative of a controlling shareholder may participate in the audit committee’s discussions but not in any vote, and at the request of the audit committee, the secretary of the company and its legal counsel may be present during the meeting.

The responsibilities of the audit committee include, among others, identifying irregularities in the management of the company’s business, approving related party transactions as required by law, review of the internal controls of the company, the internal auditor’s audit plan and the independent auditor’s engagement and compensation.  The audit committee is also required to establish and monitor whistleblower procedures.  Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

In addition, the NASDAQ Stock Market Rules require us to establish an audit committee consisting of at least three members, each of whom must be financially literate and satisfy the respective ‘‘independence’’ requirements of the SEC and NASDAQ and one of whom has accounting or related financial management expertise.

Our audit committee is currently composed of Messrs. Kobrinsky and Steiger and Ms. Singer, who satisfy the respective “independence” requirements of the SEC, NASDAQ and the Israeli law.  Our board of directors has determined that Ms. Singer has the requisite accounting and financial expertise to serve as our audit committee financial expert.  The audit committee meets at least once each quarter.  Our audit committee charter is available on our website at www.magal-s3.com.

 Compensation Committee

Pursuant to a new amendment to the Israeli Companies Law, effective as of December 12, 2012, each publicly traded company is required to establish a compensation committee which should make recommendations to the board of directors and the shareholders with respect to compensation policy of directors and officers of the company.  The compensation committee also has oversight authority over the actual terms of employment of directors and officers and may make recommendations to the board of directors and the shareholders (where applicable) with respect to deviation from the compensation policy that was adopted by the company.  We have established a compensation committee that is currently composed of Messrs. Kobrinsky and Steiger and Ms. Singer.

Investment Committee

Our board of directors has established an investment committee, which is responsible for the investment of our cash and our hedging transactions.  The investment committee is currently composed of Messrs. Kobrinsky, and Ms. Singer.

 Mergers and Acquisitions Committee

Our board of directors has established a mergers and acquisitions committee, which is responsible for the examination and review of merger and acquisition opportunities and making recommendations to the board of directors with respect to such opportunities.  The mergers and acquisitions committee is currently composed of Messrs. Kobrinsky and Zoran and Ms. Singer.

Shareholder Communications with the Board of Directors

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to the attention of:

Corporate Secretary
Magal Security Systems Ltd.
P.O. Box 70
Industrial Zone
Yehud 56100, Israel

Our Corporate Secretary will deliver any shareholder communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.

II.  RE-ELECTION OF EXTERNAL DIRECTORS
(Item 2 on the Proxy Card)

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as our company, are required by the Israeli Companies Law to appoint at least two external directors.  In general, external directors serve for a three-year term, which may be renewed for two additional three-year terms, subject to certain exceptions.  Our current external directors, Mr. Shaul Kobrinsky and Ms. Liza Singer are standing for re-election at this Meeting.

The Israeli Companies Law provides that a person may not be appointed as an external director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company.  The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above as well as a sibling, brother, sister or parent of the foregoing relatives.  In general, the term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder.  Furthermore, if the company does not have a controlling shareholder or a shareholder holding at least 25% of the voting rights, “affiliation” also includes a relationship, at the time of the appointment, with the chairman of the board, the chief executive officer, a substantial shareholder or the most senior financial officer of such company. Regulations promulgated under the Israeli Companies Law include certain additional relationships that would not be deemed an “affiliation” with a company for the purpose of service as an external director. In addition, no person may serve as an external director if the person’s position or other activities create, or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an external director is appointed, all current members of the board of directors are of the same gender, then that external director must be of the other gender.  A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

At least one of the elected external directors must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, are not required to appoint an external director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors.  All of the external directors of such a company must have “professional qualification.”

The external directors are elected by shareholders at a general meeting by a special majority as described below. External directors can be removed from office only by the same special percentage of shareholders that can elect them, or by a court, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company.

 Pursuant to the Israeli Companies Law, the nomination of an external director for an additional term can be made either by the board of directors or by any shareholder(s) holding at least 1% of the voting rights in the company.  If the board of directors proposed the nominee, the re-election must be approved by the shareholders in the same majority required to appoint external directors for an initial term, as described below.  If such re-election is proposed by shareholders, such re-election requires the approval of the majority of the shareholders voting on the matter, excluding the votes of any controlling shareholder and other shareholders having a personal interest in the matter as a result of their relationship with the controlling shareholder(s), provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relationship with the controlling shareholder(s) who voted in favor of the nominee constitute more than 2% of the voting rights in the company.

In general, under the Israeli Companies Law external directors serve for a three-year term and may be re-elected to two (2) additional three-year terms.  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, may appoint an external director for additional terms of not more than three years subject to certain conditions.  Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the external director for an additional term is in the best interest of the company.

The term of office of our current external directors, Mr. Shaul Kobrinsky and Ms. Liza Singer, will expire on June 22, 2013. At the Meeting, shareholders will be asked to re-elect Mr. Kobrinsky and Ms. Singer for additional terms, as follows:

Mr. Kobrinsky was elected to serve as an external director for three consecutive three-year periods, in July 2004 and August 2007 and June 2010.  At the Meeting, shareholders will be asked to re-elect Mr. Shaul Kobrinsky as an external director for a fourth three-year term, effective as of June 23, 2013.  Our Audit Committee and Board of Directors determined that that Mr. Kobrinsky’s continued service as an external director for a fourth term is in our company’s best interest due to his vast business experience and deep knowledge of our company’s affairs, which will assist in the development of our business.  Furthermore, our audit committee and board of directors believe that as several directors resigned from our board of directors in 2012 and 2013, the experience and knowledge base of Mr. Kobrinsky, who has been involved in all of our business affairs in his capacity as chairman of our audit committee and compensation committee and as a member of our investment committee and mergers and acquisition committee, are valuable assets to our company.

Ms. Singer was elected to serve as an external director for an initial three-year term in June 2010.  At the Meeting, shareholders will be asked to re-elect Ms. Liza Singer as an external director for a second three-year term, effective as of June 23, 2013.

Our Board of Directors has determined that Mr. Kobrinsky and Ms. Singer each qualify as an external director, within the meaning of the Israeli Companies Law, after receiving from them a declaration confirming their qualifications under the Israeli Companies Law to be elected as an external director.  Our Board of Directors has further determined that, upon her election, Ms. Singer will qualify as an accounting and financial expert, and that Mr. Kobrinsky qualifies as a professional expert, as such terms are defined by regulations promulgated under the Israeli Companies Law.

Set forth below is information about each of the nominees for external director, including principal occupation, business history and other directorships held (if any).

Shaul Kobrinsky (60) has served as an external director since July 2004 and is the chairman of our Audit Committee and Compensation Committee.  Mr. Kobrinsky has served as the President and Chief Executive Officer of Urdan Industries Ltd., an investment and holding company since 1997.  Since 2003 and until 2011, Mr. Kobrinsky served as senior managing director of The Alagem Capital Group, a Beverly Hills based investment group. Mr. Kobrinsky serves as an active chairman of and a partner in "Pharm-Up/Novolog/Trylog" – Israel’s largest ethical pharma and clinical trials distribution company. Previously, Mr. Kobrinsky served as chief executive officer of Cargal Ltd., an Israeli company that manufactures corrugates and as deputy managing director of Clal Industries Ltd., a holding and investment company.  Mr. Kobrinsky was a member of the Antitrust Court and he now serves as a Chairman of the Israeli Manufacturers’ Association Antitrust Committee. Mr. Kobrinsky holds a B.A. degree in Economics from Tel Aviv University.

Liza Singer (42) has served as an external director since June 2010.  Since 2003, Ms. Singer has served as the owner’s representative of the Lewis Trust Group, an investment assessment and development entity that focuses on tourist projects and the development of marine and hotels resorts.  During 2007, Ms. Singer also served as the chief operating officer and country manager of Brack Capital Real Estate.  Previously, Ms. Singer served as the Vice President of Business Development of the Baran Group, a provider of engineering and construction services, as investment director of Syntek Capital, a private-equity investment company and as an associate at APAX Partners & Co., a venture capital fund.  Previously Ms. Singer worked at Kesselman & Kesselman, the Israeli member firm of PriceWaterhouseCoopers and at Gornitzky & Co. a leading Israeli law firm.   Ms. Singer has an LL.B degree, a B.A. degree in accounting and an M.B.A. degree, all from Tel Aviv University.  Ms. Singer is a certified public accountant (Israel) and a registered lawyer with the Israeli Bar Association.

The compensation of external directors is determined pursuant to the Companies Regulations (Rules regarding Compensation and Expenses of External Director), 5760-2000, or the Compensation Rules. The Compensation Rules set forth, among other things, ranges for annual fees and per-meeting fees for external directors that are based on the amount of the shareholders’ equity of the Company. This range is extended for companies whose shares are listed on certain stock exchanges outside of Israel, such as our company. Furthermore, under the Compensation Rules, fees payable to external directors do not require shareholder approval if they do not fall below the applicable fixed amounts and do not exceed the maximum amount permitted under such regulations, as adjusted with respect to companies whose shares are traded outside of Israel.

If re-elected, each of our external directors will be entitled to an annual fee of NIS 90,000 (approximately $25,000) and an additional NIS 4,000 (approximately $1,100) fee for their attendance at each board or committee meeting. Such fees are subject to adjustments, including linkage to the Israeli consumers' price index, or CPI, in accordance with the provisions of the Compensation Rules. These fees are below the maximum threshold determined by the Compensation Rules (as adjusted with respect to companies whose shares are traded outside of Israel).

The Board of Directors recommends a vote FOR the election of each of the nominees for external director.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect an external director, provided that the shareholders voting in favor of their election includes at least a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the election of the external director (unless such personal interest is not related to such person’s relationship with the controlling shareholder).  This majority requirement is not required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the election of the external director represent 2% or less of the voting rights in the company. We are not aware of any reason why either of the nominees, if elected, would be unable or unwilling to serve as an external director.  In the event that either of the named nominees for external director is unable to serve, the proxies will be voted for the election of such other person as shall be nominated by our Board of Directors.

III. APPROVAL OF OUR COMPENSATION POLICY
(Item 3 on the Proxy Card)

In accordance with recent amendments to the Israeli Companies Law, a public company, such as our company, is required to adopt a compensation policy setting forth the principles that govern the terms of office and employment (including cash and equity-based compensation, exemption from liability, indemnification, D&O insurance and other benefits and payments related to the service and employment) of the “office holders” of a company, as defined in the Israeli Companies Law. These amendments to the Companies Law also define the criteria to be considered or included in the compensation policy. Subject to certain exeptions, the compensation policy must be approved by the company’s shareholders.

Our board of directors, based on the recommendation of our compensation committee, has resolved to approve the compensation policy in the form attached as Exhibit A to this Proxy Statement. Our compensation committee and our board of directors believe that the most effective executive compensation program is one that is designed to reward achievement and that aligns executives’ interests with those of the company and its shareholders by rewarding performance, with the ultimate objective of improving shareholder value and building a sustainable company. Our compensation committee and board of directors also seek to ensure that we maintain our ability to attract and retain superior employees in key positions and that the compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of a selected group of our peer companies and the broader marketplace from which we recruit and compete for talent. Our board of directors believes that the proposed compensation policy properly balances the requirements of the Israeli Companies Law and the philosophy and objectives described above.

It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

“RESOLVED, to approve the Compensation Policy of the Company in the form attached as Exhibit A to the Proxy Statement for the 2013 Annual General Meeting of Shareholders.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a personal interest in the approval of the compensation policy and who participate in the voting at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the approval of the compensation policy do not represent more than 2% of the total voting rights in the company.

IV. APPROVAL OF REIMBURSEMENT OF EXPENSES TO MESSRS. STIEFEL AND ROSENBERG
(Item 4 on the Proxy Card)

In general, the terms of compensation of a director of a public company, including the reimbursement of expenses, must be approved by the audit committee, board of directors and shareholders, in that order.  Unlike certain other components of director compensation, reimbursement for expenses is not exempt from shareholder approval, even if they do not exceed the maximum amount permitted under the Compensation Rules, as adjusted with respect to companies whose shares are traded outside of Israel, pursuant to the provisions of the relief regulations.

Our audit committee, compensation committee and board of directors have resolved that Messrs. Barry Stiefel, the chairman of our board, and Mark Rosenberg, a director, shall not receive any payment for their services as board members. However, our audit committee and board of directors have approved, subject to shareholder approval, to reimburse Messrs. Stiefel and Rosenberg for any reasonable travel expenses in business class and reasonable accommodation expenses in Israel that they may incur in connection with their services.

It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

“RESOLVED, subject to the re-election of Messrs. Barry Stiefel and Mark Rosenberg as directors, to reimburse them, effective as of their re-election at the Meeting, for any reasonable travel expenses in business class and for accommodation expenses in Israel that they may incur in connection with their services as directors.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

V. PAYMENT OF A SPECIAL BONUS TO MR. JACOB PERRY, THE FORMER CHAIRMAN OF OUR
BOARD OF DIRECTORS.
(Item 5 on the Proxy Card)

Mr. Jacob Perry was the chairman of our board of directors from January 2008 until February 15, 2013. Pursuant to his employment agreement, as amended, Mr. Perry was entitled to receive, in addition to his salary, an annual bonus equal to 5% of our company’s annual income before taxes, but in any event not more than $500,000 per year, provided that our senior management is entitled to receive performance bonuses for the given year. In 2012, Mr. Perry received the annual bonus of $500,000 for his services in 2011 and a special bonus of an additional $100,000, which was approved by our shareholders at our 2012 annual general meeting.

In 2013, Mr. Perry received the annual bonus of approximately $281,000 for his services in 2012. In addition, on February 10, 2013 our compensation committee and on March 21, 2013 our board of directors approved, subject to the approval of our shareholders, the payment of a special bonus for 2012 of $150,000 which is equal to 5% of the Company's annual income before taxes in 2012, but no more than $150,000.  Our compensation committee and board of directors decided to pay Mr. Perry this special bonus in light of his contribution to the Company's achievements in 2012 especially in India and the Middle East, which we expect the benefits to us will materialize in the coming years.

It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

“RESOLVED, to approve a special bonus of $150,000 to Mr. Jacob Perry, the former chairman of our board of directors.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

VI.  APPROVAL OF AN AMENDMENT TO THE TERMS OF EMPLOYMENT OF MR. EITAN LIVNEH
(Item 6 on the Proxy Card).

Under the recent amendments to the Israeli Companies Law, arrangements regarding the compensation of a company’s chief executive officer require the approval of the compensation committee, the board of directors and the shareholders, in that order.  Arrangements that were in effect on or before December 12, 2012 are not subject to these approvals; however, if and when the arrangements are amended, the company is required to follow this process of approvals.

Mr. Eitan Livneh has served as our president and chief executive officer since August 2009 and was appointed as a director of our company in November 2012. During his term of office, Mr. Livneh led us through major changes and reforms and significantly improved our financial and business results.

Pursuant to Mr. Livneh’s current employment agreement, he is entitled to receive a monthly gross salary of approximately NIS 110,000, which is increased automatically by 2% each year. The salary is linked to the Israeli CPI and adjustments are made on a quarterly basis. In addition, Mr. Livneh is entitled to customary social benefits including managers insurance and education fund. Mr. Livneh is also entitled to use a company car and we bear all the taxes with respect to such use. We also make available to Mr. Livneh, at the company’s cost, a cellular phone, daily newspaper and laptop computer and pay the premium for life insurance for the benefit of his family in the amount of $500,000. In addition, we cover the monthly home phone bills of Mr. Livneh up to NIS 1,000 per month. The company pay all taxes and expenses incurred in relation to such benefits.

Mr. Livneh is also entitled to receive a bonus which is based on our meeting certain financial targets. The bonus is equal to the base amount of six months’ salary and is adjusted (increased or decreased) according to our performance, so that no bonus will be paid if our year-end EBITDA is less than 67% of the predicted EBITDA in the company’s budget, as approved by our board of directors, and if our EBITDA exceeds 150% of the predicted EBITDA, the bonus amount can be equal to a maximum of 12 months’ salary.

When Mr. Livneh joined the company he was granted options to purchase 250,000 of our ordinary shares at an exercise price of $4.35 per share. All of these options are vested as of the date hereof.

Our compensation committee has reviewed Mr. Livneh’s terms of employment and recommended to our board of directors, and our board of directors has adopted such recommendation, so that the terms of employment of Mr. Livneh will be amended as follows: (i) his base monthly salary will be increased to NIS 120,000 commencing as of April 1, 2013; and (ii) Mr. Livneh will be granted additional options to purchase 250,000 ordinary shares that will vest over three years period as follows: 40% of the options will vest on the first anniversary of their date of grant, 35% of the options will vest on the second anniversary of their date of grant and 25% of the options will vest on the third anniversary of their date of grant. The exercise price of the options will be the closing price of our ordinary shares on the NASDAQ Global Market on the date of grant of the options. Except as stated above, all other terms of employment of Mr. Livneh will remain unchanged.

Our compensation committee and board of directors believe that such amendments are in our best interest and are in line with the compensation philosophy and objectives as set forth in the our compensation policy (attached as Exhibit A hereto).  When reaching their conclusion, our compensation committee and board of directors took into account the following considerations:

(i)	Mr. Livneh’s qualifications, education, professional experience and achievements;

(ii)	Mr. Livneh’s contribution to the company. During his term of office, Mr. Livneh has led the company through major changes and reforms and significantly improved its financial and business results;

(iii)
Mr. Livneh’s position in the company and the  scope of his responsibilities, which were extended when he was appointed to serve as a director in addition to his role as the chief executive officer. Mr. Livneh’s responsibilities were further extended due to the departure of Mr. Perry, the former chairman of our board of directors.

(iv)
The financial condition of the company, which has improved significantly in the past few years. Our results demonstrate that our company is in a stable longer-term growth trend in revenues and profit. Our business platform is much improved over previous years, demonstrating high cash generation and improving margins, despite weakness in both the U.S. and European economies in 2012;

(v)	The global expansion of our business (having worldwide operations and trading on the Nasdaq Stock Market) and the increased complexity of our business, which requires high managerial capabilities;

(vi)
A comparison of the terms of employment of Mr. Livneh to the terms of employment of other executives in the company, as well as the terms of employment of senior executives in the same position in equivalent companies (from similar industries, with similar revenues, market value or number of employees in Israel); and

(vii)
The ratio between the total compensation of Mr. Livneh and the salary of all of our other employees in Israel (including, to the extent applicable, temporary employees of manpower contractor engaged by us) and especially the ratio between the total compensation and the median and average salary of all such employees. Our compensation committee and board of directors found these ratios to be reasonable for a company such as ours.

It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

“RESOLVED, that the amendment to the agreement with Mr. Eitan Livneh in connection with his service as a member of the board of directors, the president and chief executive officer of the Company, as set forth in the Proxy Statement for the 2013 Annual General Meeting of Shareholders, effective as of April 1, 2013, is hereby ratified and approved; and be it further

RESOLVED, that the grant of options to purchase 250,000 ordinary shares of the Company to Mr. Livneh, as set forth in the Proxy Statement for the 2013 Annual General Meeting of Shareholders, is hereby approved.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a personal interest in the resolution and who participate in the voting at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the resolution do not represent more than 2% of the total voting rights in the company.

VII.  AMENDMENT OF THE 2010 SHARE OPTION PLAN TO INCREASE THE NUMBER OF
ORDINARY SHARES RESERVED AND AUTHORIZED FOR ISSUANCE THEREUNDER
 (Item 7 on the Proxy Card)

In June 2010, we adopted our 2010 Israeli Share Option Plan, or the 2010 Plan.  Under the 2010 Plan, stock options to purchase 510,575 ordinary shares may be granted to our employees, officers, directors and consultants of our company and subsidiaries.  In addition, an aggregate 450,575 ordinary shares that remained available for future option grants under the 2003 Plan and any ordinary shares that become available in the future under the 2003 Plan as a result of expiration, cancellation or relinquishment of any option were rolled over to the 2010 Plan.  The 2010 Plan has a term of ten years.

As of May 3, 2013 options to purchase 1,188,332 shares were outstanding and an additional 102,543 options were available for grant. Our Board of Directors has resolved that it is in our company’s best interest to increase, subject to shareholders' approval, the number of ordinary shares available for future grants under the 2010 Plan by 500,000 shares.

It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

"RESOLVED, that the resolution of our board of directors to increase the number of ordinary shares available for issuance under the 2010 Share Option Plan by additional 500,000 shares is hereby approved."

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

VIII.  RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS
(Item 8 on the Proxy Card)

We first appointed Kost Levary & Forer, registered public accountants, as our auditors in 1984 and have reappointed the firm, which is now known as Kost Forer Gabbay & Kasierer and is a member firm of Ernst & Young Global, as our independent public accountants since such time.  Kost Forer Gabbay & Kasierer has no relationship with us or any of our affiliates except as auditors.  As a result of Kost Forer Gabbay & Kasierer’s knowledge of our operations and its reputation in the auditing field, our audit committee and board of directors believe that such firm has the necessary personnel, professional qualifications and independence to act as our auditors.  Our board of directors has again recommended, pursuant to the recommendation of our audit committee, that Kost Forer Gabbay & Kasierer be appointed as our independent registered public accountants for the fiscal year ending December 31, 2013 and recommends that the shareholders ratify and approve the appointment.

At the Meeting, shareholders will also be asked to authorize the audit committee to fix the remuneration of such auditors in accordance with the volume and nature of their services.  With respect to fiscal year 2012, we paid Kost Forer Gabbay & Kasierer $296,300 for audit services, $14,000 for tax-related services and $119,100 in other fees (for reimbursement of out-of-pocket expenses, primarily traveling expenses of our auditors, as well as fees associated with the purchase of WebSilicon Communication Networks Ltd., and due diligence examination of other potential acquisitions that we conducted during the year).

It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as the independent registered public accountants of Magal Security Systems Ltd. for the year ending December 31, 2013 be and hereby is ratified and approved, and that the audit committee be, and it hereby is, authorized to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

IX.  REVIEW AND DISCUSSION OF THE AUDITOR'S REPORT AND CONSOLIDATED FINANCIAL
STATEMENTS

At the Meeting, the auditor’s report and the audited consolidated financial statements for the year ended December 31, 2012 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting.  This Item will not involve a vote of the shareholders.

The annual report on Form 20-F for the year ended December 31, 2012, including the auditor’s report and consolidated financial statements for the year ended December 31, 2012, which was filed with the SEC on March 22, 2013, is available on our website at www.magal-s3.com or through the EDGAR website of the SEC at www.sec.gov.  None of the auditors’ report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

COPIES OF THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 WILL BE MAILED TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING, FREE OF CHARGE, UPON WRITTEN REQUEST TO: MAGAL SECURITY SYSTEMS LTD., P.O. BOX 70, INDUSTRIAL ZONE, YEHUD 56100, ISRAEL, ATTENTION: ILAN OVADIA, SECRETARY.

By Order of the Board of Directors

Ilan Ovadia
Chief Financial Officer and Secretary

Dated: May 9, 2013

EXHIBIT A

MAGAL SECURITY SYSTEMS LTD.
("MAGAL" OR THE "COMPANY")
COMPENSATION POLICY OF OFFICE HOLDERS
June 13, 2013
Background

In accordance with recent amendments to the Israeli Companies Law 5759-1999 (the Companies Law"), a public company, such as Magal, is required to adopt a compensation policy setting forth the principles to govern the terms of office and employment of the Office Holders of the company.  All capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Companies Law.

Pursuant to the Companies Law, this Compensation Policy (the "Policy") will be brought to the approval of our shareholders and, once adopted, and unless determined otherwise by our Board of Directors, shall serve as our Compensation Policy for the three years period commencing as of its adoption by our shareholders.

The employment terms of all new Office Holders, as well as any amendments to existing employment terms, will be determined in accordance with this Policy. We intend, in the framework of the periodic review of employment agreements that is required by law and under this Policy, to consider, amongst other considerations (that are detailed below) also the adjustment of the terms of employment to the Policy, as well as the contribution of such Office Holder to our performance, the growth of our business and the best interest of the Company..

Compensation Philosophy and Objectives

We believe that the most effective executive compensation program is one that is designed to reward achievement and that aligns executives’ interests with those of the company and its shareholders by rewarding performance, with the ultimate objective of improving shareholder value and building a sustainable company. We also seek to ensure that we maintain our ability to attract and retain superior employees in key positions and that the compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of a selected group of our peer companies and the broader marketplace from which we recruit and compete for talent.

In light of the above, we have established the following compensation objectives for the Company’s executives (the CEO, Senior VPs, and all other managers directly subordinated to the CEO in Israel shall be referred to herein as the "Senior Executives") as indicators of our overall compensation philosophy:

Compensation should be related to performance. We believe that the compensation paid to the Senior Executives should be closely aligned with the performance of the Company on both a short-term and long-term basis, with a material portion of a Senior Executive’s potential annual performance-based incentive compensation and long-term equity based compensation at risk if Company and individual performance objectives are not achieved.

Compensation should serve to encourage Senior Executives to remain with the Company. The Company’s executive compensation program components are designed to retain talented executives. We believe that continuity of employment is critical to achieving the Company’s strategic objectives and building shareholder value. A significant element of the Senior Executive compensation program, therefore, is long-term equity based incentive compensation awards that vest on a rolling basis over periods of several years. As part of the retention objective, we believe that compensation should include a meaningful stock component to further align the interests of senior management with the interests of our shareholders.

Compensation should be reasonable for our business, our locations and our long-term, multi-year approach to achieving sustainable growth.  We believe that an appropriate compensation package will attract executives and motivate them to achieve the Company’s annual and long-term strategic objectives. At the same time, we believe that compensation should be set at reasonable and fiscally responsible levels.

Compensation should be managed to encourage innovation and appropriate levels of risk.  We believe incentive compensation should be structured to discourage assumption of excessive short-term risk without constraining innovation and reasonable risk-taking. To achieve this objective, we believe that the success of the Company over time will be more effectively assured by connecting a significant element of incentive compensation to longer-term Company performance.

General Process for Setting Compensation

The Compensation Committee shall first determine the appropriate level of total compensation for each Senior Executive, and then determines the appropriate allocation among annual base cash compensation, annual performance-based cash incentive compensation (cash bonus) and long-term stock incentive compensation.  Such allocation shall be based on the principles set forth in this Policy.

In determining the total compensation the Compensation Committee shall take into account the following considerations (collectively, the "Compensation Considerations"): (i) the education. professional experience and achievements of the applicable Senior Executive; (ii) the applicable Senior Executive's position in the Company, scope of responsibilities, his contribution to the Company, the circumstances of his recruitment and the terms of prior employment agreements with the Company (if any); (iii) the financial conditions of the company, the global scope of its business (having world-wide substantial subsidiaries)`, the complexity of the Company’s business and the fact that the Company's shares are traded in Nasdaq; (iv) comparison of the terms of employment of the applicable Senior Executive to the terms of employment of other executives in the Company, as well as to terms of employment of senior executives in the same position in equivalent companies (similar industry, similar revenues, similar market value, similar scope of activities and/or similar number of employees) in Israel; and (v) the ratio between the total compensation of the applicable Senior Executive and the Salary of all other Israeli employees of the Company (including, to the extent applicable, Employees of Manpower Contractor engaged by the Company) and especially the ratio between the total compensation and the median and average Salary of all such employees.

The total compensation of Senior Executives shall be reviewed annually, taking into account the Compensation Consideration and focusing mainly on the applicable Senior Executive's functioning, performance, the Company's business and financial status, the Company's budget and other applicable market conditions. A change of up to 10% in the total compensation of any Executive Officer (other than the CEO) shall be deemed immaterial and shall require the approval of the Compensation Committee only. A change of up to 10% in the total compensation of the CEO shall require the approval of both the Compensation Committee and the Board of Directors. Any change in the total compensation that is greater than 10% shall require the approvals required by applicable law.

Elements of Compensation

The compensation of Senior Executives consists of (i) annual base cash compensation, (ii) annual performance-based cash incentive compensation, (iii) long-term equity-based (shares) compensation, and (iv) other executive benefits.

In addition the Board of Directors may, in its sole discretion, upon the recommendation of the Compensation Committee change the amount of the cash bonus (increase or decrease), which changes may not be based on measurable criteria, taking into account inter alia, such Senior Executive contribution to the Company's performance as well as other events that affected the Company's financial and operational performance (such as the effect of exchange rate).  However, such changes to the cash bonus shall be immaterial (up to 10%) in comparison to the value of the variable (performance based) components of the compensation of such Senior officer.,

A discussion of each element follows:

Annual Base Cash Compensation

Base salary is a fixed, cash component of overall compensation, which is reviewed and may be adjusted periodically based on a variety of factors, including executive performance, Company performance, general economic conditions and the subjective business judgment and general business experience of the members of the Compensation Committee, always taking into account the Compensation Considerations.  The annual base cash compensation (“base salary”) shall be at levels which will range from 50% to 65% of the Senior Executive’s potential total compensation. Base salary ranges are designed to account for varying responsibilities, experience and performance levels. The base salary may be linked to the increase of the Israeli CPI but shall not be otherwise automatically raised. Any other increase of the base salary shall be subject to the annual review process described herein.

Annual Performance-Based Incentive Cash Compensation

The Company's annual performance-based incentive cash compensation ("Bonus") program is designed to tie executive compensation to the company's performance and to encourage Senior Executive's to remain with the Company. The Bonus program for certain executives is based on the achievement of financial and/or personal thresholds. Such thresholds may be measurable financial or personal thresholds, as shall be determined for each applicable Senior Executive by the CEO and the Compensation Committee and the Board as applicable pursuant to this Policy, and subject to the approvals required under the Companies Law. The Bonus shall be at the levels which will range from 15-30%% of the Senior Executive’s potential compensation.

With respect to measurable financial criteria the minimum threshold for payment of a Bonus will be achieving 80% of the applicable target and the maximum threshold will be 180% of the applicable target. If the minimum threshold is not met than no Bonus will be earned. If the maximum threshold is exceeded only the applicable maximum Bonus will be paid and no additional amounts will be deemed earned. The sums payable as Bonus will be adjusted between a minimum Bonus and maximum Bonus to reflect the ratio between the target and the actual results of the company as further detailed below.

The criteria for measurement of personal criteria shall be determined individually when such personal criteria are set. A list of personal criteria is attached as Exhibit I hereto

The calculation of financial component of the Bonus shall be made once a year and shall be based on the Consolidated Audited Financial Statements of the Company (the "FS") for the applicable year.

If the Company restates any of the financial data that was used in calculating any Bonus, then the applicable Bonus shall be recalculated using such restated data (the "Restated Bonus"). The balance between the original Bonus and the Restated Bonus, if any (the "Balance") will be repaid to the Company by deducting such Balance from the first amounts payable to such Senior Executive as Bonus immediately after the completion of such restatement. To the extent that no Bonus will be payable to such Senior Executive in that year than the Balance shall be deducted from the Bonus payable in the next year.  Notwithstanding the above, if (i) the employment relationships with the Company terminates before the Balance is fully repaid to the Company, than the Balance shall be deducted from all amounts due and payable to such Senior Executive in connection with such termination (subject to the limitations of any applicable law); and (ii) the Balance is not repaid in full to the Company during the two consecutive years following the restatement, the Executive Officer shall repay the Balance, or the unpaid portion thereof (as applicable) pursuant to the terms that shall be determined by the Board of Directors, based on recommendation of the Compensation Committee.

The annual Bonus (to the extent earned) (the "Earned Bonus") will be paid over a period of three year as follows: (i) 85% of the applicable Earned Bonus will be paid together with first salary that will be paid after the approval of the FS of the applicable year (the "Base Year") by the Board of Directors; (ii) 7.5% of the Earned Bonus will be paid together with first salary that will be paid following the approval by the Board of the annual FS of the first consecutive year (immediately following the Base Year) (the "First Year") provided that the applicable Senior Executive has earned a Bonus for such First Year (the "First Deferred Payment"); and (iii) 7.5% of the Earned Bonus will be paid together with first salary that will be paid following the approval by the Board of the annual FS for the second consecutive year (following the Base Year) (the "Second Year") , provided that the applicable Senior Executive has earned a Bonus for such Second Year (the "Second Deferred Payment" and together with First Deferred Payment, the "Deferred Payments"). Any Deferred Payment that will not be earned as aforesaid will be forfeited. In the event that employment relationship between the Company and such Senior Executive terminates (except for termination in circumstances that negate severance payments under applicable law) prior to the payment of any Deferred Payment (if any) then the terminated Senior Executive shall be deemed to forfeit his right to receive any Deferred Payment.

The Bonus shall not be deemed as part of the salary for all purposes including social benefit and severance payments.

In the event of termination of employment during the calendar year, and provided that the Senior Executive was employed by the Company for a period of at least (i) 6 months for the first year of employment and (ii) 3 months during any year thereafter, the amount of the Bonus shall be calculated and adjusted for the entire year in accordance with the provisions of this policy, and thereafter shall be prorated in accordance with the actual days of employment of the Senior Executive by the Company during the applicable year (calculated based on 365 days in a year) and paid to the Senior Executive in full together with first salary that will be paid following the approval by the Board of the FS of such applicable year.

The ranges of the Bonus for the Senior Executives shall be as follows:

CEO: The Bonus shall be based on the Company meeting its Net Profit before Taxes ("NPBT") targets as determined in the Company's budget approved by the Board of Directors for such applicable year. If the Company's NPBT as determined in the FS for such applicable year shall be equal to 80%-100% of the target then the Bonus shall be prorated between zero (0) to six(6) monthly base salaries. If the actual NPBT is equal to 100%-140% of the applicable target than the Bonus shall be prorated between six (6) to twelve (12) monthly based salaries. If the actual NPBT is equal to 140%-180% of the applicable target than the Bonus shall be prorated between twelve (12) to eighteen (18) monthly based salaries. In no event shall the Bonus be greater than eighteen (18) monthly base salaries.

CFO: The Bonus shall be based on the Company meeting its NPBT targets as determined in the Company's budget approved by the Board of Directors for such applicable year. If the Company's NPBT as determined in the FS for such applicable year shall be equal to 80%-100% of the target then the Bonus shall be prorated between zero (0) to four (4) monthly base salaries. If the actual NPBT is equal to 100%-140% of the applicable target than the Bonus shall be prorated between four (4) to  eight (8) monthly based salaries. If the actual NPBT is equal to 140%-180% of the applicable target than the Bonus shall be prorated between eight (8) to twelve (12) monthly based salaries. In no event shall the Bonus be greater than twelve (12) monthly base salaries.

SVP Sales: The Bonus shall be composed of two components: NPBT component and sales component. Each component shall be calculated separately and contribute between zero month to six (6) months base salaries. Each component will be adjusted as follows: if the Company meets 80%-100% of the applicable target then the Bonus shall be prorated between 0 to two (2) monthly base salary. If the Company meets 100-140% of the applicable target then the Bonus shall be prorated between two (2) monthly base salary and four (4) monthly base salaries. If the Company meets 140%-180% of the applicable target then the applicable Bonus component shall be prorated between four (4) monthly base salaries and six (6) monthly base salaries . In no event shall the Bonus for each component be greater than six (6) monthly base salaries and the aggregate amounts of the Bonuses for each applicable year shall not be higher than twelve (12) salaries. In addition, and without derogating from the provisions of this Policy, if the Company does not actually collect all the revenues that were used to calculated the sales component within one year of the payment of the sales component then the sales component shall be recalculated by deducting the uncollected revenues from the basis for the calculation and the balance will be repaid in the same manner as set forth above with respect to the repayment of the Balance.

SVP R&D and Projects: The Bonus shall be composed of two components: NPBT component and the Israeli division solo NPBT (the "Israeli Target") component.  The Israeli Target will be measured in accordance with Magal Security Systems Ltd.'s audited FS but consolidating only Israeli related activities (the "Solo FS"). Each component shall be calculated separately and contribute between zero (0) month to (six) 6 months base salaries. Each component will be adjusted as follows: if the Company meets 80%-100% of the applicable target then the Bonus shall be prorated between zero (0) to two (2) monthly base salaries. If the Company meets 100%-140% of the applicable target then the applicable Bonus component shall be prorated between two (2) monthly base salaries and four (4) monthly base salaries. If the Company meets 140%-180% of the applicable target then the applicable Bonus component shall be prorated between four (4) monthly base salaries and six (6) monthly base salaries In no event shall the Bonus for each component be greater than six (6) monthly base salaries and the aggregate amounts of the Bonuses for each applicable year shall not be higher than twelve (12) salaries.

SVP Marketing and Business Development:  The Bonus shall be composed of two components: NPBT component and personal component that will be determined by the CEO. Each component shall be calculated separately and contribute between zero month to six (6) months base salaries. Each component will be adjusted as follows: if the Company meets 80%-100% of the applicable target then the Bonus shall be prorated between zero (0) to two (2) monthly base salaries. If the Company meets 100%-140% of the applicable target then the applicable Bonus component shall be prorated between two (2) monthly base salaries and four (4) monthly base salaries. If the Company meets 140%-180% of the applicable target then the applicable Bonus component shall be prorated between four (4) monthly base salaries and six (6) monthly base salaries In no event shall the Bonus for each component be greater than six (6) monthly base salaries and the aggregate amounts of the Bonuses for each applicable year shall not be higher than twelve (12) salaries.

Long-Term Equity Based Incentive Compensation

We believe that equity based incentives tied to share ownership by Senior Executives are the most important component of total compensation. We use grants of options to purchase our Ordinary Shares, n.v. NIS 1 each, as part of the Company’s overall incentive compensation to align the interests of Senior Executives with those of the Company’s shareholders.  The long-term equity based incentive compensation shall be at the levels which will range from 15%-30% of the Senior Executive’s potential compensation.

We shall issue each Senior Executive options to purchase our shares in accordance with the requirements of Section 102 of the Israeli Income Tax Ordinance, as may be amended from time to time ("ITO"). The amounts of options that are granted shall be calculated in accordance with the ratio between the economic value (binomial/B&S) of such options and the total compensation of the applicable Senior Executive in accordance with the ranges stated herein. The options shall vest in three installments over three years period and the exercise price thereof shall be determined by the Compensation Committee but in any event shall not be lower than the closing price of the Company's shares on NASDAQ for the last trading day prior to the allotment date.

We believe that having successive grants of options assist in achieving and maintaining the objectives of equity based compensation Therefore, within the framework of the annual review of the compensation of each Senior Executive, the Compensation Committee may, based on the Compensation Consideration, issue additional options to each Senior Executive, the quantity of which shall be at the levels which will range from 5%-10% of the Senior Executive’s potential compensation.

Subject to the approval of the Israeli Tax authorities, the exercise price of the options shall be proportionally reduced and adjusted in the event of payment of cash dividend.

Subject to the approval of the Israeli Tax authorities, the exercise of the options may be made by cashless mechanism.

Other Executive Benefits

Each Senior Executive shall be entitled to receive from the company an executive level car for work and personal use, including all costs and grossing up of the tax value. The use of the car shall be subject to Company's polices, including with respect to payment of the excess amount in the event of accidents and payment of traffic and parking fines. The Company shall reimburse the business expenses (that are properly documented and approved in accordance with the Company's internal policies)of its Senior Executives.  The Company will make available to the Senior Executive, at the Company’s cost, a cellular phone, a laptop computer and a business daily newspaper. Any and all taxes and expenses which may be incurred in relation to such benefits shall be borne by the Company.

Each Executive Officer is entitled to receive between 18-26 paid vacation days for each 12 months of employment. Any unused vacation days will be accrued for the benefit of the Senior Executive for a period of up to 24 months. The Company may allow the Senior Executive to redeem such accrued vacation days. However, any accrued vacation days not used or otherwise redeemed at the end of each 24 months period shall be forfeited.

The Company and the Senior Executive shall maintain a managers insurance program and/or pension programs with pension funds, all as shall be elected by the Senior Executive, and the Company shall pay to such programs on its behalf and shall deduct and transfer to such programs from the gross base salary payable to such Senior Executive, the maximum amounts allowed by law with respect to allowances for severance payment, other social benefits (TAGMULIM) as well as Disability Insurance (OVDAN KOSHER AVODA). All the payments and allowances will be calculated with respect to the entire base Salary.

The Company and the Executive shall open (at the Senior Executive's elected approved fund management company) and maintain an Education Fund ("Keren Hishtalmut") (the “Fund”). The Company and the Senior Executive shall transfer the applicable percentages of the entire base salary to such Fund.

At the request of the Senior Executive, the Company will pay the Senior Executive, amounts due and payable to the Fund, to any insurance company and or pension fund, or other social benefits payable to any other institution or to the employee as part of his base salary, that are in excess of the maximum allowance for tax exemption purposes, as shall be determined from time to time (the "Excess Payment"). Any and all tax liabilities that are due on account of the Company’s payment to the Senior Executive of the Excess Payment shall be borne solely by the Senior Executive.

It is hereby clarified that the benefits described above shall not constitute part of the compensation for all intents and purposes including with respect to payments of severance payments, allocation to managers' insurance, education fund, redemption of vacation days, etc.

Compensation of Directors

Directors that are employees of the Company or engaged by the controlling shareholder(s) of the Company shall not be entitled to any directors' fees or other remuneration for their services as Directors, except for reimbursement of certain business expenses associated with service as directors such as payment of travel and lodging expenses when attending meeting of the Board of Directors outside their country of usual residence.
Other directors shall be entitled to receive Directors' fees that are equal to the fees payable to External Directors pursuant to the Companies Law and the regulations promulgated pursuant thereto.

D&O Insurance; Indemnification

All Directors and officers will be covered by D&O liability insurance ("D&O Insurance") in such scope and such terms as shall be determined from time to time pursuant to the requirements of the Companies Law. The D&O Insurance may include "run-off" provisions, covering the Directors' and Senior Executives' liability for a period of seven (7) years after the termination of their services as director.

In addition, and subject to the requirements of the Companies Law, the Company may indemnify its Directors and Officers for their liability in certain cases, including for legal expenses incurred by them in connection with the defense against such liability. Such indemnification shall not cover any amounts payable under the D&O Insurance and the aggregate amounts payable to all Directors and Senior Executives with respect to any indemnification event shall not be greater than 25% of the Company's shareholders equity on the date of payment of the indemnification amount.

Retirement Bonus- Adjustment Payment

Except as detailed below, the Company shall not make any retirement payments. However, Senior Executives shall be entitled to receive, upon the termination of his/her employment with the Company (and unless the termination is in circumstances that negate the payment of severance payment pursuant to the applicable law) adjustment payment that will be based on the employment term of each such Senior Executive with the Company.

The ranges of the adjustment payments of the Senior Executives are:

CEO: up to three monthly base salaries per year and up to a maximum of 12 monthly base salaries in the aggregate.

Senior VPs: up to 1.5 monthly base salaries per annum and up to a maximum of six (6) monthly base salaries in the aggregate.

Exhibit I
Qualitative Goals

▪	Implementation or completion of specified projects or processes;
▪	Customer satisfaction;
▪	Productivity;
▪	The formation of joint ventures;
▪	Research or development collaborations, or the Completion of other transactions;
▪	Market share;
▪	Completion of acquisitions of assets;
▪	Acquisitions of businesses or companies;
▪	Completion of divestitures and asset sale;
▪	Greater geographic and product diversification;
▪	Enhancing the Company’s succession planning and performance-driven culture by adding new talent in key roles;
▪	Defending pending litigation matters and protecting the Company’s intellectual property;
▪	Launching research and development initiatives
▪	Effectively representing the Company in various Legislative and regulatory matters
▪	Expansion of customer and strategic partner base;
▪	Production performance including buoy deployments, quality and safety;
▪	Creation and advancement of technology;
▪	Development and management of the employee base;
▪	Maintenance of worldwide regulatory compliance;
▪	Improving technical achievements;
▪	Adherence to ethical standards;
▪	New orders;
▪	New customers;